UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)




                                   FUNCO, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   360762-10-8
                                 (CUSIP Number)


                                 DAVID R. POMIJE
                              10120 W. 76TH STREET
                             EDEN PRAIRIE, MN 55344
                                 (612) 946-8883
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                FEBRUARY 4, 1997
                      (Date of Event Which Requires Filing
                               of This Statement)



         Check the following box if a fee is being paid with this statement [ ].



                                Page 1 of 5 Pages



                                  SCHEDULE 13G

-------------------------                --------------------------------------
CUSIP No.  360762-10-8                     PAGE     2      OF     5      PAGES
           ------------                         ---------     ---------
-------------------------                --------------------------------------

-------------------------------------------------------------------------------
 1       NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  David R. Pomije
                  ###-##-####

-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|
                                                                        (b)|_|


-------------------------------------------------------------------------------
 3       SEC USE ONLY


-------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
-------------------------------------------------------------------------------
                      5       SOLE VOTING POWER

                                     2,139,093 shares
       NUMBER OF     ----------------------------------------------------------
        SHARES        6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      -0- shares
         EACH        ----------------------------------------------------------
      REPORTING       7       SOLE DISPOSITIVE POWER
        PERSON
         WITH                        2,139,093 shares
                     ----------------------------------------------------------
                      8       SHARED DISPOSITIVE POWER

                                     -0- shares
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,139,093 shares
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            |_|


-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  35.5%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1(a).    NAME OF ISSUER.

              Funco, Inc.


ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

              10120 West 76th Street
              Eden Prairie, MN  55344


ITEM 2(a).    NAME OF PERSON FILING.

              David R. Pomije


ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
              RESIDENCE.

              10120 West 76th Street
              Eden Prairie, MN  55344


ITEM 2(c).    CITIZENSHIP.

              United States of America


ITEM 2(d).    TITLE OF CLASS OF SECURITIES.

              Common Stock, Par Value $.01 per share


ITEM 2(e).    CUSIP NO.

              360762-10-8


                                Page 3 of 5 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS A:

[ ]   (a)     Broker or Dealer registered under Section 15 of the Act;

[ ]   (b)     Bank as defined in Section 3(a)(6) of the Act;

[ ]   (c)     Insurance Company as defined in Section 3(a)(19) of the
              Act;

[ ]   (d)     Investment Company registered under Section 8 of the
              Investment Company Act;

[ ]   (e)     Investment Adviser registered under Section 203 of the
              Investment Advisers Act of 1940;

[ ]   (f)     Employee Benefit Plan, Pension Fund which is subject to
              the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F);

[ ]   (g)     Parent Holding Company, in accordance with Rule 13d-
              1(b)(ii)(G) (Note:  See Item 7); or

[ ]   (h)     Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

       Not Applicable.


ITEM 4.       OWNERSHIP.

      The following information is provided as of February 4, 1997:

(a)   Amount Beneficially Owned (includes 15,643
      issuable upon currently exercisable
      options):                                                2,139,093 shares

(b)   Percent of Class (based on 6,026,318
      shares outstanding, as of January 22, 1997):                        35.5%

(c)   Number of shares as to which such person has:

      (i)  Sole power to vote or
      to direct the vote:                                      2,139,093 shares

      (ii)  Shared power to vote or
      to direct the vote:                                            -0- shares

      (iii)  Sole power to dispose or
      to direct the disposition of:                            2,139,093 shares

      (iv)  Shared power to dispose or
      to direct the disposition of:                                  -0- shares


                                Page 4 of 5 Pages


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10.      CERTIFICATION.

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1997.


                                      /s/ David R. Pomije
                                      ----------------------------------------
                                      David R. Pomije





                                Page 5 of 5 Pages